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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

April 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	The Integrity Funds (the “Registrant”) Registration Statement on Form N-1A File Nos. 033-53698; 811-07322

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2023 with respect to Post-Effective Amendment No. 114 to the Registrant’s Registration Statement on Form N-1A filed on February 10, 2023 (the “Registration Statement”) relating to the issuance of shares of beneficial interest by the Integrity Dividend Summit Fund, a series of the Registrant (the “Fund”). Set forth below are the staff’s comments, as we understand them, and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

Pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, the Registration Statement was initially scheduled to become effective on April 26, 2023. The Registrant intends to file a delaying amendment specifying a new effective date of May 1, 2023. The Registrant intends to file a Post-Effective Amendment to the Registration Statement on or about May 1, 2023 in order to address the comments of the staff and to complete all missing information.

Prospectus Cover Page & Summary Section

1.	Comment: Please disclose the ticker symbol for each share class on the cover page of the prospectus.

Response: Registrant has completed this information.

2.

Comment: Please supplementally explain what is meant by “maximize qualified dividend income” in the Fund’s investment objectives, and explain how that objective will factor into how the Fund is marketed and managed.

Response: For the information of the staff, qualified dividends are dividends that meet the criteria to be taxed at capital gains tax rates, which are lower than regular income tax rates for some taxpayers. The Fund is sold through intermediaries and is expected to be marketed primarily as a high dividend equity product. As stated in the prospectus, the Team seeks investments in companies whose dividends will be treated as qualified dividend income.

3.	Comment: Please provide a completed shareholder fee and operating expense table and expense example table in the summary section of the Fund’s prospectus.

Response: Registrant has completed this information.

4.	Comment: In the introductory statement that precedes the shareholder fee and operating expense table, please present the second sentence in bold font.

Response: The Registrant has made the requested revision.

5.

Comment: In the shareholder fee and operating expense table, consider removing line items for shareholder fees that are not applicable to the Fund, consistent with Instruction 1(c) to Item 3 of Form N-1A.

Response: Consistent with Instruction 1(c) to Item 3 of Form N-1A, the Registrant respectfully declines to make the requested revision noting that omitting captions regarding fees that the Fund does not charge is permitted but not required.

6.	Comment: Confirm the contractual fee waiver will be in place for at least one year after date of prospectus. Fully disclose by whom and how the agreement can be terminated.

Response: Registrant has completed this disclosure and confirms the fee waiver will be in place through November 29, 2024.

7.

Comment: Clarify what is a “dividend-paying equity security” for purposes of the Fund’s 80% policy. With respect to the statement “the Fund invests at least 65% of its net assets in equity securities that pay dividends at a rate (yield) at least double that of the S&P 500” please clarify how frequently or over what time horizon the Adviser reevaluates a stock’s dividend payment history, and clarify whether this same dividend payment threshold applies to all stocks or if different thresholds apply to stocks within different sectors or market capitalization ranges.

Response: Registrant has add the following disclosure:

For the purposes of this policy, the Fund considers dividend-paying equity securities to be the common or preferred stock of a company that has paid a dividend in the current or preceding calendar year or for which the company has announced a dividend in the current calendar year.

For the information of the staff, the Adviser evaluates a company’s dividend relative to the S&P 500 periodically, but no less frequently than monthly. The Adviser does not apply different thresholds to different types of stock, and believes that the disclosure is clear on this point.

8.

Comment: With respect to the Fund’s principal investment strategy to invest “in dividend-paying equity securities, including common stock and preferred stock,” please clarify how the Adviser decides whether to invest in common stock versus preferred stock.

Response: Registrant has added the following disclosure:

In determining to invest in common or preferred stock, the Team will consider a number of factors including its macroeconomic and market outlook.

9.

Comment: With respect to the disclosure in Fund’s principal investment strategy that the Fund may “make significant investments in certain sectors,” please explain how the Adviser decides when to invest significantly in a particular sector and how “economic conditions,” as stated in the principal investment strategy, impact that decision. If the Adviser anticipates that the Fund’s initial holdings will reflect concentration in a particular sector, please disclose such sector and provide corresponding risk disclosure.

Response: Registrant has revised the disclosure as follows:

While the Fund does not concentrate in any one industry, from time to time, it may make significant investments in certain economic sectors as a result of the investment process. The Team’s macroeconomic and market outlook will drive sector selection.

For the information of the staff, the Adviser has confirmed that the initial portfolio is not expected to be comprised of significant investments in any particular economic sector.

10.

Comment: With respect to the Fund’s principal investment strategy to “invest up to 30% of its net assets in foreign securities,” please describe the main factors driving the Adviser’s selection of and allocation among foreign securities (e.g., geographic location, developed versus emerging markets and foreign currency considerations).

Response: Registrant has added the following disclosure:

The Team’s macroeconomic and market outlook, along with geographic location and other factors, will drive the Adviser’s selection of and allocation among foreign securities.

11.

Comment: With respect to the Fund’s principal investment strategy to “consider selling a security if, among other considerations, its business fundamentals have deteriorated or if it fails to raise its dividend,” please state the applicable time period over which an issuer’s failure to raise its dividend will be reviewed.

Response: Registrant has deleted the disclosure regarding a rising dividend.

12.

Comment: With respect to the Fund’s principal investment strategy stating that the “Fund is non-diversified, meaning that it can concentrate its investments in a more limited number of issuers than a diversified fund,” please disclose the anticipated range of the number of issuers in which the Fund will invest.

Response: For the information of the staff, the Fund does not have a target range of number of issuers to be held in the portfolio.

13.

Comment: With respect to the Fund’s “General Market Risk,” please clarify that such risk refers to losses that can result from market factors (e.g., interest rates, credit spreads, foreign currency exchange rates, and commodity prices).

Response: Registrant has added the requested disclosure.

14.	Comment: Please expand the disclosure of “Dividend-Paying Stock Risk” to briefly discuss the key factors that might cause a company to “reduce or eliminate its dividend.”

Response: Registrant has added the following disclosure:

Key factors that may cause a company to reduce or eliminate its dividend included deteriorating fundamentals or changes in priority of use of capital, among others.

15.

Comment: With respect to the Fund’s “Risks of Foreign Securities (including Depositary Receipts),” please describe the risks disclosed in the second sentence (i.e., “international economic and political developments, foreign government actions including restrictions on payments to non-domestic persons such as the Fund, less regulation, less information, currency fluctuations, and interruptions in currency flow”).

Also, consider separate risk disclosure regarding depositary receipts. If the Fund’s depositary receipt investments primarily consist of either sponsored or unsponsored depositary receipts, please disclose this in the Fund’s principal investment strategy.

Response: Registrant has revised “Risk of Foreign Securities” as follows:

Foreign markets can be more volatile than U.S. markets. The Fund’s returns and net asset value may be affected by fluctuations in currency exchange rates or political or economic conditions in a particular country or region. In some foreign markets, it may not be possible for the Fund to repatriate capital, dividends, interest and other income from a particular country or governmental entity.

Registrant has separated the risk disclosure for depositary receipts. For the information of the staff, the Fund does not have a principal strategy of investing in a particular type of depositary receipt.

16.

Comment: Please add disclosure to the Fund’s “Cybersecurity Risk” stating that the Fund’s share price may decline as a direct consequence of unauthorized actions taken during a security breach and subsequent market activity in response to the security breach.

Response: Registrant has added the requested disclosure.

17.

Comment: With respect to the Fund’s “Valuation Risk,” please disclose in the principal investment strategy the Fund’s use of “securities that trade in thin or volatile markets or that are valued using a fair value methodology,” and if it is based on anticipated foreign investments please state this in the principal investment strategy and discuss how it impacts the Adviser’s security selection process or individual security selection decisions.

Response: For the information of the staff, Registrant believes valuation risk is appropriate in light of the Fund’s investment of up to 30% of its assets in foreign securities. Registrant does not, as a principal strategy, seek to invest in thinly traded and volatile markets and does not believe additional disclosure in the principal strategy section is warranted.

18.

Comment: In the “Fund Performance” section, amend the URL of the hyperlink so that it provides direct access to the webpage containing Fund performance or containing prominent hyperlinks to where fund-specific performance is provided.

Response: Registrant has verified the hyperlink.

19.

Comment: In the last sentence of the “Purchase and Sale of Fund Shares” section, please state what can be accomplished by contacting the Fund’s transfer agent at the address or telephone number provided.

Response: Registrant has revised the disclosure to note that transactions may be placed directly with the Fund by contacting the transfer agent.

Statutory Prospectus Section

20.

Comment: The staff notes that per Form N-1A, the description of the Fund’s principal investment strategies provided in response to Item 9(b) of Form N-1A is generally intended to be more detailed than the summary that is provided in response to Item 4(a) of Form N-1A so that the Item 9(b) description facilitates investors’ ability to conduct a more detailed review of the Fund’s principal investment strategies. Please expand the disclosure responsive to Item 9(b) focusing on how the portfolio managers apply the components of the Fund’s principal investment strategy to construct a portfolio that maximizes qualified dividend income and achieves long term capital appreciation. Supplementally confirm that the revised disclosure is consistent with the SEC staff guidance provided in IMGU No. 2014-08.

Response: Registrant believes its disclosure is consistent with the form requirements. Section 9(b) disclosure provides additional disclosure with respect certain principal risks, non-principal investment techniques and non-principal risks.

21.

Comment: With respect to the Fund’s disclosure in the “Temporary Defensive Positions, Cash Management Investments, and Certain Other Investments” section stating that “The Fund may invest in other investment companies to the extent permitted by federal law and any exemptions granted by the Securities and Exchange Commission upon which the Fund may rely,” if investment in other investment companies constitutes a principal investment strategy, disclose the strategy in response to Items 4 and 9 of Form N-1A; if it is not a principal investment strategy, consider relocating this statement to a different section entitled “Non-Principal Investment Strategies” or amend the current section heading.

Response: For the information of the staff, investment in other investment companies is not a principal investment strategy. The current disclosure does not reside under the “Principal Strategies” section and Registrant believes the disclosure is clear.

22.

Comment: Pursuant to ADI 2019-08 - Improving Principal Risks Disclosure, please reorder the Principal Risks disclosed in response to Item 9(c) of Form N-1A to prioritize the risks that are most likely to affect the Fund’s net asset value, yield and total return. The staff notes that after disclosing the most significant risks, the remaining risks can be disclosed in alphabetical order.

Response: Registrant has re-ordered the risks in the Principal Risk section.

23.

Comment: Please consider truncating the disclosure of the Investment Adviser’s history in the “Fund Management – Investment Adviser” section, as the history from 2009 does not add context for the Fund established in 2023.

Response: The Registrant has removed the disclosure regarding the 2009 transaction.

24.

Comment: In the same section, please specify the series referred to in the statement “Prior to August 1, 2009, Integrity Money Management, Inc. (“Integrity Money Management”), a subsidiary of Integrity Mutual Funds, Inc. (“Integrity”), served as investment adviser to the then-existing series of The Integrity Funds.”

Response: The statement cited has been removed in response to Comment number 23 above.

25.

Comment: Supplementally identify the SEC order referred to in the disclosure regarding the “manager-of-managers” structure, and confirm that the SEC order applies to both The Integrity Funds and Viking Mutual Funds.

Response: The Registrant confirms that IC Release No. 29418, dated September 21, 2010, which is referred to in the disclosure regarding the “manager-of-managers” structure, applies to both The Integrity Funds and Viking Mutual Funds.

26.

Comment: With respect to the discussion in the prospectus section entitled “The Shares Offered” regarding Appendix A’s description of the sales charge reductions and waivers applicable to Fund shares purchased through certain intermediaries, please remove the following statement “as such information was provided to the Fund by the intermediary.” The staff notes that pursuant to IMGU 2016-06, the Fund cannot disclaim responsibility for the accuracy of sales load variation disclosure or the adequacy of the distributor’s interpretation thereof. Please supplementally confirm that Appendix A to the prospectus includes disclosure applicable to all intermediaries offering sales load variations and fully describes all such arrangements.

Response: The Registrant respectfully declines to make the requested revision, as the Registrant does not believe the factual statement regarding the source of the descriptions of the sales charge reductions and waivers, the source being the intermediaries providing such reductions and waivers, is the same as a disclaimer of responsibility. The Registrant confirms that, to its knowledge, Appendix A is complete.

27.	Comment: In the “Automatic Conversion of Class C Shares” subsection of the prospectus, please remove, or revise as needed, the sentence regarding conversions in December 2021.

Response: The Registrant has removed the sentence regarding conversions in December 2021.

28.	Comment: In the first paragraph of the section of the prospectus entitled “How To Buy Shares,” please consider replacing the reference to “national” holidays with “federal” holidays.

Response: The Registrant has made the requested revision.

29.	Comment: Supplementally confirm that the dollar figures disclosed in the “Federal Tax Matters” section of the prospectus are consistent with current federal tax regulations.

Response: The Registrant so confirms.

30.

Comment: The staff notes that pursuant to IMGU 2016-06, disclosure regarding variations in sales loads needs to “include sufficient information to allow an investor that purchases Fund shares through a specific Intermediary to determine which scheduled variation applies to its investment, which may depend on the type of account held at the Intermediary.” Further, disclosure that suggests that the availability of sales load waivers or discounts is dependent on the policies and procedures of platforms or intermediaries is not permitted, and a fund’s disclosure cannot disclaim responsibility for the accuracy of its sales load variation disclosure or the adequacy of the distributor’s interpretation thereof.

Please review Appendix A to the Fund’s prospectus and revise as appropriate consistent with the above, or supplementally confirm that the Fund’s current disclosure is consistent with the above.

Response: The Registrant believes that Appendix A provides detailed information to inform shareholders of the policies of each intermediary in a way that allows shareholders to determine the waivers and reductions applicable to their particular facts and circumstances. However, the Registrant is not privy to all facts and circumstances of each shareholder (e.g., identities and relationships of shareholder’s family members) and likewise does not believe that financial intermediaries are privy to all shareholder information. The Registrant does not believe its disclosure is inconsistent with staff guidance or industry practice.

Statement of Additional Information

31.

Comment: Pursuant to Item 14(a)(3)(iii) of Form N-1A and the related instruction, please disclose on the front cover page of the Statement of Additional Information (the “SAI”) the information that is incorporated by reference into the SAI, as well as a toll-free telephone number to call to request the shareholder report in which such information is contained, as applicable.

Response: Because the Fund has not commenced operations, the Fund has not completed its initial fiscal period and has not issued a shareholder report. Therefore, a shareholder report will not be incorporated by reference into the SAI until after the Fund has issued a shareholder report. The Registrant has revised the front cover page of the SAI to disclose how to obtain the Fund’s shareholder reports (once available), which includes calling the following toll-free telephone number: 800-276-1262.

32.	Comment: Please provide, or supplementally direct the staff to the location of, the disclosure responsive to Items 15(a) and 16(a) of Form N-1A.

Response: The Registrant has revised the SAI to include the disclosure listed below under the heading “The Integrity Funds:”

The Integrity Funds (the “Trust”) was established as a trust under Delaware law by a Certificate of Trust dated October 31, 1997.

Regarding disclosure responsive to Item 16(a) of Form N-1A, Registrant has added disclosure on p. B-1 that the Fund is classified as non-diversified.

33.	Comment: Pursuant to Item 16(c)(1)(iv) of Form N-1A, please describe the Fund’s policy with respect to concentrating investments in a “group of industries.”

Response: As stated in its fundamental policy, the Fund does not have a policy of concentrating its investments in any particular industry. We also note, for the information of the staff, that the policy does not provide for a concentration in a related group of industries.

34.

Comment: With respect to the Fund’s fundamental policy number 4, please specifically identify the relevant authority for interpreting the phrase “except to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities.”

Response: The Registrant has added a reference to the applicable federal securities laws.

35.

Comment: With respect to the Fund’s fundamental policy number 5, please state the maximum percentage of assets associated with the Fund’s “freedom of action to hold and to sell real estate acquired as a result of the Fund’s ownership of securities,” and disclose the related risks.

Response: This policy reflects customary industry language to carve out assets received as a result of a corporate action rather than an affirmative investment decision. Real estate holdings, if any, would be limited by other policies such as concentration.

36.

Comment: Regarding the statements in the “Investment Restrictions—Fundamental Investment Restrictions” section of the SAI that the Fund is permitted to borrow “up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes,” please disclose the reference period for determining whether a loan is temporary for purposes of the 5% limitation.

Response: The Registrant has added the following disclosure:

A loan shall be presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed; otherwise it shall be presumed not to be for temporary purposes.

37.

Comment: Please review the broad headings used to categorize the Fund’s various investment techniques and risks and consider whether the disclosures in this section of the SAI could be reorganized to serve investors more effectively. Consider whether there is a suitable category or heading under which to disclose the particular types of investments that the Fund may hold for strategic purposes, and identify such investments by name and outline their unique characteristics. Specifically, consider whether supplemental disclosure is warranted with respect to the following types of investments: (QICS), SAILS, stripped mortgage backed securities, to-be-announced (TBA) commitments, term convertible securities (TECONs), treasury inflation protected securities (TIPS), ACES, brady bonds, contingent convertible bonds (CoCos), debt exchangeable for common stock (DECS), equity linked securities (ELKS), equity participations, person equity plans (PEPs), pay in kind bonds (PIK bonds), planned amortization bonds, preferred equity redemption cumulative stock (PERCS) and preferred redeemable increased dividend equity securities (PRIDES).

Response: Registrant believes the SAI discloses the types of securities in which the Fund invests, and does not believe that disclosure is warranted with respect to various securities types referenced by the acronyms above as the Fund does not intend to invest in those types of securities. Registrant has considered the headings used by and notes that the organization of this section is consistent with the broader combined SAI into which this Fund will be added in the future.

38.

Comment: In the section of the SAI entitled “Description Of Investment Techniques And Risks—Debt Securities,” please revise or remove the cross reference to the “Lower Rated or Unrated Securities” section of the SAI.

Response: The Registrant has removed the cross reference.

39.	Comment: In the “Foreign Government Obligations” subsection, please provide a more detailed discussion concerning the specific risks associated with sovereign bonds.

Response: The Registrant has removed the disclosure regarding Foreign Government Obligations.

40.

Comment: In the “Bank Obligations” subsection, if the Fund will invest in eurodollars or yankee bonds please disclose this. If such investments will factor into the Fund’s principal investment strategy, please supplement the principal investment strategy disclosure in the Fund’s prospectus to clarify how the Adviser will analyze the merits and risks of these obligations.

Response: The Registrant confirms that the Fund is not expected to invest in eurodollars or yankee bonds.

41.

Comment: In the “Real Estate Investment Trusts” subsection, please consider whether the current disclosure adequately addresses the Fund’s exposure to mortgage-backed investment risks (e.g., risks pertaining to specific tranches) and revise to the extent warranted.

Response: The Registrant has removed the disclosure regarding Real Estate Investment Trusts.

42.

Comment: In the “Structured Securities” subsection, please describe the risks associated with each type of structured security that is identified. If the Fund can invest in reinsurance notes and bonds, provide disclosure to that effect.

Response: The Registrant has removed the disclosure regarding Structured Securities.

43.

Comment: In the section of the SAI entitled “Portfolio Holdings Disclosure,” pursuant to Item 16(f)(2) of Form N-1A, disclose any ongoing arrangements to provide the Fund’s portfolio holdings information to third parties (e.g., financial printers and outside counsel), including the identity of the party.

Response: The Registrant has added the following disclosure:

The Fund’s service providers, such as the investment adviser, custodian, transfer agent, accounting services provider, administrator, independent public accountant, and legal counsel, each identified in this prospectus, need access to such [portfolio holdings] information in the performance of their duties and responsibilities and will receive portfolio holdings information as needed. Depending upon the service provider’s particular duty that requires portfolio holdings information, such information may be provided at varying frequencies and lags from the date of the information.

44.

Comment: Please define the term “Fund Complex” as first used in the section of the SAI entitled “Trustees And Officers—Board Leadership Structure.” If “Fund Complex” refers to the combination of the current six series of The Integrity Funds trust and the six series of the Viking Mutual Funds trust, consider similarly defining and using this term in the prospectus.

Response: The Registrant confirms that “Fund Complex” refers to the combination of the current six series of The Integrity Funds trust and the six series of the Viking Mutual Funds trust, and has defined “Fund Complex” at first use in each of the prospectus and SAI.

45.	Comment: In the “Share Ownership in the Funds” subsection, please present the table of the Trustees’ holdings in the format shown in Item 17(b)(4) of Form N-1A.

Response: The Registrant respectfully declines to make the requested revision. The Registrant confirms that the SAI includes the information required by Item 17(b)(4) of Form N-1A and notes that this Item does not require the information to be presented using the particular format shown in Form N-1A.

46.

Comment: In the section of the SAI entitled “Investment Adviser—Portfolio Managers,” please specify which Viking Funds Mr. Larson has served as a co-portfolio manager of since 2014, or clarify that the statement applies to all Viking Funds.

Response: The Registrant has revised the disclosure as requested.

47.

Comment: In the “Conflicts of Interest” subsection, please specify and describe the actual conflicts of interest applicable to each of the four named portfolio managers in terms of the particular accounts over which each portfolio manager has responsibility.

Response: Registrant believes that the Section captioned “Conflicts of Interest” addresses conflicts of interest of the portfolio managers in managing in multiple accounts. Notwithstanding, the Registrant has clarified that the enumerated conflicts apply to the portfolio managers of the Funds. The Registrant has also clarified that these portfolio managers do not manage accounts with performance-based fees or personal accounts.

48.

Comment: In the “Other Accounts Managed and Share Ownership in the Fund” subsection, please confirm that the disclosure will reflect all funds in the fund complex, including the other five series of The Integrity Funds trust and the six series of the Viking Mutual Funds trust, and any accounts related to each portfolio manager’s membership interest in the Adviser’s parent company, Corridor Investors, LLC.

Response: The Registrant confirms that the disclosure will reflect all funds in the fund complex, including the other five series of The Integrity Funds trust and the six series of the Viking Mutual Funds trust. Information regarding each portfolio manager’s membership interest in the Adviser’s parent company, Corridor Investors, LLC, will not be included because the portfolio managers’ interests in Corridor are not held through “other accounts” for which the portfolio managers are “primarily responsible for the day-to-day management” (quoting Item 20(a) of Form N-1A).

49.

Comment: In the section of the SAI entitled “Purchase And Redemption Of Shares—Class A shares,” please disclose upfront (i.e., in this subsection) the contingent deferred sales charge applicable to Class A shares that are purchased without an initial sales charge.

Response: The Registrant has added the following sentence to the first paragraph of the section entitled “Purchase And Redemption Of Shares—Class A shares”: “If you invest $1 million or more in the Fund, either as a lump sum, through the rights of accumulation quantity discount, or through the letter of intent program, you can buy Class A shares without an initial sales charge. However, you may be subject to a 1% contingent deferred sales charge (“CDSC”) on shares redeemed within 24 months of purchase.”

50.

Comment: In the same subsection, the staff notes the disclosure that the 5% initial sales charge applies to purchases of less than $50,000 but the shareholder fee and operating expense table in the Fund’s prospectus does not disclose this. Please reconcile this inconsistency.

Response: The Registrant respectfully declines to make the requested revision. The Registrant notes that in accordance with Item 3 of Form N-1A, the introductory paragraph that precedes the Shareholder Fees table contains the following statement: “You may qualify for sales charge discounts with respect to purchases of Class A shares of the Fund if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other funds in the Integrity/Viking family of funds.”

51.	Comment: In the “Sales Charge Waivers for Certain Investors—Class A Shares” subsection, please review and revise the final bulletpoint to remove references to inapplicable funds.

Response: The Registrant has removed the final bulletpoint.

52.

Comment: In the “Class C Shares” subsection, the staff notes the disclosure of a 1% CDSC on any Class C shares sold within 12 months of purchase. Please footnote the 1% Class C deferred sales charge listed in the shareholder fee and operating expense table in the prospectus to disclose that the deferred sales charge applies to Class C shares sold within 12 months of purchase.

Response: Registrant notes that the instructions to Form N-1A provide that registrants may, but are not required to, provide an explanatory footnote with respect to sales charges. The Registrant will consider this change in connection with the annual update. The Registrant wishes to maintain consistency across disclosure documents at this time.

53.

Comment: In the section of the SAI entitled “Taxation Of The Fund—Nature of Fund’s Investments,” please describe in general terms how federal income tax provisions may “cause the Fund to recognize income or gain without a corresponding receipt of cash.”

Response: The Registrant notes the following explanation in the same section of the SAI:

The Fund’s transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund…, may accelerate recognition of income to the Fund and may defer Fund losses….These provisions also will require the Fund to mark to market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and may cause the Fund to recognize income without receiving cash with which to make distributions…

Part C

54.

Comment: On the “Signatures” page at the end of Part C in the Fund’s registration statement, please review and revise the power of attorney footnote to the Trustees’ signatures so that the execution and filing dates of the power of attorney are accurate.

Response: The footnote has been revised to state that the power of attorney, which is incorporated by reference into Part C, was filed with the SEC on September 28, 2020.
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U.S. Securities and Exchange Commission

April 25, 2023

Please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the Registrant’s responses.

Regards,

/s/ Mark A. Quade
Mark A. Quade

cc: Trey Welstad, The Integrity Funds
Deborah Bielicke Eades, Vedder Price P.C.